Exhibit 2.4

THIRD AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS THIRD AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Amendment”) is entered into effective as of June 30, 2020, by and between DREAM FINDERS HOLDINGS LLC, a Florida limited liability company (“Purchaser”), and H&H CONSTRUCTORS, INC., a North Carolina corporation (“Seller”).

Recitals

A.
Seller and Purchaser are parties to that certain Membership Interest Purchase Agreement dated January 29, 2020, as amended by that certain First Amendment to Membership Interest Purchase Agreement dated March 17, 2020 and as further amended by that certain Second Amendment to Membership Interest Purchase Agreement dated April 30, 2020 (collectively, the “Agreement”), for the purchase and sale of the Membership Interests. Unless otherwise defined herein, capitalized terms shall have the meaning assigned to them in the Agreement.

B.
Purchaser and Seller desire to modify certain terms of the Agreement, and the parties have agreed to execute this Amendment to reflect such modification to the Agreement.

Agreement of the Parties

NOW THEREFORE, for and in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, it is agreed that:

1.
Incorporation of Recitals. The recitals set forth above are incorporated herein by reference as if set forth fully herein.

2.
Earn Out Definition. The following definition in Article I of the Agreement is hereby amended and restated in its entirety to read as follows:

“‘Earn Out’ means, subject to the qualifications and limitations set forth in Section 2.04(b), that part of the aggregate Purchase Price to be paid to the Seller by the Purchaser which is in addition to the Cash Payment and in an amount up to twenty percent (20%) of Company’s Pre-Tax Income in excess of the Pre-Tax Income priority amount (“Pre-Tax Income Priority Amount”) for each Earn Out Year that will be retained by Purchaser for each of the following periods: (1) the period beginning on the Closing Date through December 31, 2020, (2) calendar year 2021, (3) calendar year 2022, (4) calendar year 2023 and (5) the period beginning January 1, 2024 through the date which is forty-eight (48) months from the Closing Date, inclusive, subject to certain adjustments as set forth in Section 2.04 hereinafter, each being individually referred to hereinafter as “Earn Out Year” and collectively as the ‘Earn Out Years’”.

3.
Earn Out Payment. Subsection (b) of Section 2.04 of the Agreement is hereby amended and restated in its entirety to read as follows:

“The balance of the Purchase Price will be paid in Earn Out Payments. Each Earn Out Payment for each Earn Out Year will be paid by Purchaser to Seller as soon as reasonably practicable after each Earn Out Year end but no later than thirty (30) days after Purchaser publishes its annual audit for each Earn Out Year. For the avoidance of doubt, Earn Out Payments shall be payable in respect of the following Earn Out Years: (i) the Closing Date through 12/31/2020, (ii) 01/01/2021 through 12/31/2021, (iii) 01/01/2022 through 12/31/2022, (iv) 01/01/2023 through 12/31/2023, and (v) 01/01/2024 through the forty-eight (48) month anniversary of the Closing Date. Notwithstanding anything to the contrary herein, an Earn Out Payment will only be due and payable to the Seller from Pre-Tax Income in excess of the Pre-Tax Income Priority Amount in any given Earn Out Year. Pre-Tax Income Priority Amounts for each of the Earn Out Years shall be as follows: (i) $2.5 million from the Closing Date through 12/31/2020, (ii) $10.0 million from 01/01/2021 through 12/31/2021, (iii) $12.5 million from 01/01/2022 through 12/31/2022, (iv) $15.625 million from 01/01/2023 through 12/31/2023, and (v) $14.625 million from 01/01/2024 through the forty-eight (48) month anniversary of the Closing Date. No Earn Out Payment shall be due to Seller for any Earn Out Year in which the actual Pre-Tax Income earned by Company is less than or equal to the Pre-Tax Income Priority Amount for such Earn Out Year. In any Earn Out Year where the actual Pre-Tax Income earned exceeds the Pre-Tax Income Priority Amount for such Earn Out Year then 100% of Pre-Tax Income in excess of the Pre-Tax Income Priority Amount for such Earn Out Year shall be paid to Seller until the cumulative Pre-Tax Income for such Earn Out Year has been split 80%:20% between Purchaser and Seller after which any additional Pre-Tax Income for such Earn Out Year will be allocated 80%:20% between Purchaser and Seller. By way of example, if in an Earn Out Year the Pre-Tax Income Priority Amount was $10.0 million, then the Purchaser would retain the first $10 million of Pre-Tax Income, the Seller would receive the next $2.5 million of Pre-Tax Income bringing the allocation of Pre-Tax Income for the Earn Out Year to an 80%:20% split between Purchaser and Seller. Any additional Pre-Tax Income earned in excess of $12.5 million in the Earn Out Year would also be split 80%: 20% between Purchaser and Seller. If actual Pre-Tax Income earned was more than $10.0 million but less than $12.5 million then Purchaser would still receive the Pre-Tax Income Priority Amount of $10.0 million and Seller would receive the remaining Pre-Tax Income for the Earn Out Year. If actual Pre-Tax Income was less than the $10.0 million Pre-Tax Income Priority Amount then the Purchaser would receive 100% of Pre-Tax Income and the Seller would not receive any Earn Out Payment for the Earn Out Year. The provisions of this Section 2.04 shall survive the Closing.

4.
Post Closing Adjustment to Purchase Price. Subsection (b) of Section 2.05 of the Agreement is hereby amended and restated in its entirety to read as follows:

“(b)          Notwithstanding any provision herein to the contrary, the Earn Out will be reduced by the sum of (A) reduced or increased by the surplus or deficiency in the Company’s Warranty Reserve, plus (B) any Pre-Tax Income Distributions to Seller made after the Closing Date, and plus (C) any balance due Purchaser resulting from deficiency in funds in the Charleston Operating Charge Escrow as described in section 2.03 above.”

5.
Due Diligence Period. Subsection (a) of Section 3.03 of the Agreement is hereby amended and restated in its entirety to read as follows:

“(a)          Purchaser shall have a period, commencing on the Effective Date through August 31, 2020 (the “Due Diligence Period”), to perform due diligence with respect to the Real Property (including conducting such tests, studies, surveys, and/or other physical inspections of the Property as Purchaser deems necessary or appropriate), the Companies, the Membership Interests, and all information relating thereto (including the Due Diligence Materials) (the “Inspections”). Purchaser’s Inspections may encompass such matters as, without limitation, title and survey, environmental conditions, soil conditions, siting, access, traffic patterns, competition, financing, economic feasibility, platting, zoning, leasing status, and matters involving governmental cooperation.”

6.
Closing. Section 5.01 of the Agreement is hereby amended and restated in its entirety to read as follows:

“The closing of the transaction contemplated hereby (the “Closing”) shall occur on October 1, 2020 (the “Closing Date”) in accordance with the terms and conditions of this Agreement, unless otherwise agreed to in writing by the Parties. Notwithstanding the foregoing, Purchaser, in Purchaser’s sole and absolute discretion, may elect to extend the Closing Date by up to two (2) thirty (30) day extensions by (i) providing written notice to Seller of Purchaser’s election to extend the Closing Date, and (ii) depositing with Escrow Agent the amount of Twenty-Five Thousand Dollars ($25,000.00) for the first thirty (30) day extension, and Twenty-Five Thousand Dollars ($25,000.00) for a second thirty (30) day extension (each, a “Closing Extension Payment”). The Closing Extension Payments shall be added to the Deposit and shall be applicable toward the Purchase Price at Closing. In the event Purchaser elects to extend the Closing Date pursuant to the terms of this Section 5.01, the term “Closing Date” shall mean the Closing Date as extended.”

7.
Effect of Amendment. Except as modified in this Amendment, there are no changes to the Agreement, and the Agreement as herein modified remains in full force and effect as of the date hereof and is hereby ratified by the parties in all respects. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of either party for any default under the Agreement, nor constitute a waiver of any provision of the Agreement. In the event of a conflict between the Agreement and this Amendment, the terms of this Amendment shall control.

8.
Counterparts. This Amendment may be executed by the parties hereto individually or in combination or in one or more counterparts, each of which shall be an original, and all of which shall constitute one and the same instrument. Scanned and emailed or facsimile signatures shall be deemed original and binding on the parties.

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Seller and Purchaser have executed this Amendment as of the date set forth above.

PURCHASER:

DREAM FINDERS HOLDINGS LLC, a Florida limited liability company

By:	/s/ Patrick O. Zalupski
Name:	Patrick O. Zalupski
Title:	Chief Executive Officer

SELLER:

H&H CONSTRUCTORS, INC., a North Carolina corporation

By:	/s/ D. Ralph Huff III
Name:	D. Ralph Huff III
Title:	Chief Executive Officer